UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

Unit F, 33rd Floor, NEO Tower A

Che Gong Miao

Futian District, Shenzhen

Guangdong Province 518040, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

By:	/s/ Dora Li
Name:	Dora Li
Title:	Chief Financial Officer

Date: August 30, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

Exhibit 99.1

FOR IMMEDIATE RELEASE

Noah Education Announces Unaudited Fourth Quarter and Full Fiscal Year 2012 Results

FY2012 Net Revenue Exceeds Guidance and Increased 74.4% Year-Over-Year

Shenzhen, China, August 29, 2012 – Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced its unaudited financial results for the fourth quarter and full fiscal year 2012 ended June 30, 2012.

Fourth Quarter Fiscal 2012 Highlights (compared to fourth quarter fiscal 2011)

•	Net revenue increased 57.8% year-over-year to RMB46.7 million (US$7.3 million)

•	Gross profit increased 47.5% year-over-year to RMB23.1 million (US$3.6 million), and gross profit margin was 49.5%

•	Operating loss was RMB54.4 million (US$8.6 million) as compared to an operating loss of RMB9.6 million

•

Non-GAAP operating income, excluding impairment loss on goodwill and intangible assets and share based compensation expenses, was RMB6.6 million (US$1.0 million), compared to an operating loss of RMB4.3 million

•	Net loss was RMB54.2 million (US$8.5 million) as compared to a net loss of RMB38.7 million

•

Non-GAAP net income, excluding impairment loss on goodwill and intangible assets and share based compensation expenses, was RMB6.9 million (US$1.1 million) as compared to non-GAAP net loss of RMB33.3 million

•	Basic and diluted loss per share was RMB1.57 (US$0.25) as compared to basic and diluted loss per share of RMB1.11

•	Non-GAAP basic and diluted earnings per share were RMB0.10 (US$0.02) as compared to a non-GAAP basic and diluted loss per share of RMB0.97

Full Fiscal 2012 Highlights (compared to full fiscal 2011)

•	Net revenue increased 74.4% year-over-year to RMB163.0 million (US$25.7 million)

•	Gross profit increased 52.8% year-over-year to RMB76.6 million (US$12.1 million), and gross profit margin was 47.0%

•	Operating loss was RMB60.5 million (US$9.5 million) as compared to an operating loss of RMB26.6 million

•

Non-GAAP operating income, excluding impairment loss on goodwill and intangible assets and share based compensation expenses, was RMB2.9 million (US$0.5 million), compared to an operating loss of RMB15.1 million

•	Net loss was RMB47.9 million (US$7.5 million) as compared to a net loss of RMB25.5 million

•

Non-GAAP net income, excluding impairment loss on goodwill and intangible assets and share based compensation expenses, was RMB15.4 million (US$2.4 million) as compared to non-GAAP net loss of RMB14.0 million

•	Basic and diluted loss per share was RMB1.47 (US$0.23) as compared to basic and diluted loss per share of RMB0.78

•	Non-GAAP basic and diluted earnings per share were RMB0.26 (US$0.04), compared to non-GAAP basic and diluted loss per share of RMB0.47

•	Total student enrollments reached approximately 16,900, representing an increase of approximately 33%

•	Total school and kindergarten network was 52, representing an increase of 57.6%

Acquisitions of Kindergarten Operators –DDK Consulting and Xiaoxiao Education

Yuanbo Education, one of the brands operated by Noah, has signed definitive agreements to acquire 100% interest of Dai Dai Kang Enterprise Management Consulting Co., Ltd. (“DDK Consulting”), and Hangzhou Xiaoxiao Kids Art and Education Consulting Co., Ltd. (“Xiaoxiao Education”), for a total consideration of RMB48.1 million (US$7.6 million).

DDK Consulting

DDK Consulting focuses on operating kindergartens and early childhood education in Tongxiang and Jiaxing city, Zhejiang province, currently operates four kindergartens and one early childhood learning center and has a total student enrollment of 1,200 with over 150 staff members. The consideration is RMB14.5 million (US$2.3 million), and will be funded by the Company’s cash reserve. The transaction is expected to close by early November 2012, and will be subject to customary closing conditions, including regulatory approvals. We expect revenue contribution in the second quarter of fiscal 2013.

Xiaoxiao Education

Xiaoxiao Education focuses on operating kindergartens and children’s art and music training centers in Hangzhou, Zhejiang province. It operates six kindergartens and one children’s arts and music training center in Hangzhou and has a total student enrollment of 1,300 with over 200 staff members. The consideration is RMB33.56 million (US$5.3 million), to be funded by the Company’s cash reserve. The transaction is expected to close by early November 2012, and will be subject to customary closing conditions, including regulatory approvals. We expect revenue contribution in the second quarter of fiscal 2013.

Commenting on the results, Dong Xu, Chairman and Chief Executive Officer of Noah, said, “We are pleased to deliver strong results for the quarter with improvements on all fronts, in which we not only exceeded guidance but also continued to improve our margins. Our healthy revenue growth continues to be driven by our kindergartens operations, with over 216% growth year-over-year in fiscal 2012.”

Mr. Xu continued, “We have seen a stable improvement in our margins, as a result of the gradual pick up in the utilization rate and operating efficiency of our kindergartens and schools over the past twelve months. While we are approaching the start of another academic year, we are confident that the continuous ramping up of our existing kindergartens and schools, as well as the opening of new kindergartens will further drive organic revenue growth in the coming quarters.”

“We have also taken the opportunity to extend our kindergarten network through the acquisitions of DDK Consulting and Xiaoxiao Education. These acquisitions represent a milestone of the continued expansion of our kindergarten operations, which is the vital entry point of our life-long education model, and are a strong testimony of our capabilities to execute our growth strategy. We will continue to pursue acquisition opportunities leveraging our strong cash position to complement our organic growth, delivering long-term value to our shareholders.”

Commenting on the financials, Dora Li, Chief Financial Officer, said, “We are very pleased to see a continued improvement in our gross margin this quarter, and this has put us back on track to achieve breakeven for fiscal 2012. Despite the fact that we made an impairment charge on the valuations of Little News Star and Wentai Education to reflect the decline of fair value in the two brands, our business prospects and financials are continuing to go from strength to strength as evidenced by robust revenue growth and improved profitability at operating level.”

Ms. Li continued, “While we will continue to expand our network through organic growth and acquisition, we expect gross margin to maintain at its current level on an annual basis, with operating costs starting to stabilize with a more scalable revenue base. We are confident that we will continue to achieve profitable growth through revenue expansion, and maintain a competitive cost base with the execution of our financial discipline.”

Fourth Quarter and Full Fiscal Year 2012 Financial Results

Net revenue

Net revenue for the fourth quarter of fiscal 2012 increased 57.8% year-over-year to RMB46.7 million (US$7.3 million) from RMB29.6 million. Net revenue for fiscal 2012 increased 74.4% year-over-year to RMB163.0 million (US$25.7 million) from RMB93.5 million. The increases were driven mainly by the organic and acquisitive growth from kindergartens and incremental revenue from the newly opened school.

In terms of revenue breakdown by business lines for the fourth quarter of fiscal 2012, revenue from kindergartens increased 133.3% year-over-year to RMB23.8 million (US$3.7 million) from RMB10.2 million, driven by incremental revenue contribution from Yuanbo Education’s kindergartens and organic growth from existing kindergartens. Revenue from primary and secondary schools increased 29.2% year-over-year to RMB13.7 million (US$2.2 million) from RMB10.6 million. Revenue from supplemental education, which includes English training courses and sale of teaching materials, increased 4.5% year-over-year to RMB9.2 million (US$1.4 million) from RMB8.8 million, as the two learning centers that were closed in the third quarter of fiscal 2012 are in the process of relocation.

In terms of revenue breakdown by business lines for fiscal 2012, revenue from kindergartens increased 215.8% year-over-year to RMB82.1 million (US$12.9 million) from RMB26.0 million. Revenue from primary and secondary schools increased 30.8% year-over-year to RMB 45.0 million (US$7.1 million) from RMB34.4 million. Revenue from supplemental education increased 8.7% year-over-year to RMB35.9 million (US$5.7 million) from RMB33.1 million.

Services	Q4FY2012		Q4FY2011		FY2012		FY2011
	Revenue (RMB million)	Percentage of net revenue	Revenue (RMB million)	Percentage of net revenue	Revenue (RMB million)	Percentage of net revenue	Revenue (RMB million)	Percentage of net revenue
Kindergartens	23.8	51.0%	10.2	34.5%	82.1	50.4%	26.0	27.8%
Primary and secondary schools	13.7	29.3%	10.6	35.8%	45.0	27.6%	34.4	36.8%
Supplemental education	9.2	19.7%	8.8	29.7%	35.9	22.0%	33.1	35.4%
Total	46.7	100.0%	29.6	100.0%	163.0	100.0%	93.5	100.0%

Gross profit and gross profit margin

Gross profit for the fourth quarter of fiscal 2012 increased 47.5% year-over-year to RMB23.1 million (US$3.6 million) from RMB15.7 million. Gross profit for the fiscal 2012 increased 52.8 % year-over-year to RMB76.6 million (US$12.1 million) from RMB50.1 million. The increase in gross profit was primarily driven by the continued strong growth of the kindergarten operations.

Gross profit margin for the fourth quarter of fiscal 2012 was 49.5%, compared to53.0% in the fourth quarter of fiscal 2011. Gross profit margin for fiscal 2012 was 47.0%, compared to 53.7% in fiscal 2011. The contraction in margins were mainly due to an expanded portfolio of revenue contributed by kindergartens, which accounted for 51.0% and 50.3% of total revenue for the fourth quarter and full fiscal 2012, respectively, compared to 34.4% and 27.8% of total revenue for the fourth quarter and full fiscal 2011, respectively.

Operating expenses

Total operating expenses for the fourth quarter of fiscal 2012 was RMB82.6 million (US$13.0 million)as compared to RMB27.5 million in the fourth quarter of fiscal 2011.Operating expenses for fiscal 2012 was RMB154.5 million (US$24.3 million)as compared to RMB82.2 million in fiscal 2011. Excluding a one-time charge of RMB60.6 million (US$9.5 million) on goodwill and intangible assets impairment, total operating expenses was RMB22.0 million (US$3.5 million), a decrease of 20% as compared to RMB27.5 million in the same quarter of fiscal 2011.

Research and development (“R&D”) expenses for the fourth quarter of fiscal 2012 was RMB0.8 million (US$0.1 million) as compared to RMB0.6 million in the same period of fiscal 2011. R&D expenses for fiscal 2012 wereRMB3.1 million (US$0.5 million) as compared to RMB2.2 million in fiscal 2011. As a percentage of net revenue, R&D expenses decreased to1.8% in the fourth quarter of fiscal 2012 from 2.1% in the same quarter of fiscal 2011, and 1.9% in fiscal 2012 from 2.4% in fiscal 2011. The R&D investment is focused on the development of teaching materials.

Sales and marketing (“S&M”) expenses for the fourth quarter were RMB1.6 million (US$0.2 million) as compared to RMB1.2 million in the same quarter of fiscal 2011. S&M expenses for fiscal 2012 were RMB6.1 million (US$1.0 million) as compared to RMB4.0 million in fiscal 2011. As a percentage of net revenue, S&M expenses decreased to 3.4% in the fourth quarter of fiscal 2012, compared to 3.9% in the same period of fiscal 2011, and 3.7% in fiscal 2012, compared to 4.3% in fiscal 2011. S&M expenses as a percentage of revenue is expected to maintain at a similar level in fiscal 2013 while the Company sustains its initiatives in brand promotion.

General and administrative (“G&A”) expenses for the fourth quarter of fiscal 2012 were RMB18.6 million (US$2.9 million)as compared to RMB15.6 million in the same period of fiscal 2011.G&A expenses for fiscal 2012 were RMB83.7 million (US$13.2 million) as compared to RMB65.5 million in fiscal 2011. As a percentage of net revenue, G&A expenses weredecreasedto39.9% in the fourth quarter of fiscal 2012, compared to 52.8% in the same period of fiscal 2011, and 51.4% in fiscal 2012, compared to 70.0% in fiscal 2011. The lower percentage of G&A expenses to net revenue primarily reflected the improvement of the Company’s operational leverage with the expansion of revenue scale.

Impairment loss on goodwill and intangible assets

Impairment loss for the fourth quarter of fiscal 2012 and fiscal 2012 was RMB60.6 million (US$9.5 million) respectively, which is a non-cash impairment charge for the Company’s intangible assets and goodwill, based on the Company’s intangible assets impairment assessment and annual goodwill impairment test in accordance with Accounting Standard Codification 350, Intangibles – Goodwill and Other. The intangible assets and goodwill impairment charge reflects a material decline in fair value of the Company’s Little New Star segment and Wentai Education segment as of June 30, 2012 and the possible adverse impact of overall economic uncertainties in China. The Company does not expect the non-cash impairment charge to have an adverse impact on its normal business operations, cash position or cash flows from operating activities. To date, the impairment assessments are in process and have not been finalized. Management believes that the impairment loss of RMB60.6 million is probable and represents management’s best estimates.

Other operating income

Other operating income for the fourth quarter of fiscal 2012 increased 126.4% year-over-year to RMB5.0 million (US$0.8 million) from RMB2.2 million in the fourth quarter of fiscal 2011. Other operating income for fiscal 2012 increased 215.4% year-over-year to RMB17.4 million (US$2.7 million) from RMB5.5 million in fiscal 2011. The increases were mainly attributable to rental income and revenue from summer courses.

Operating loss

Operating loss for the fourth quarter of fiscal 2012was RMB54.4 million (US$8.6 million), compared to an operating loss of RMB9.6 million in the fourth quarter of fiscal 2011. Operating loss for fiscal 2012 was RMB60.5 million (US$9.5 million), compared to an operating loss of RMB26.6 million in fiscal 2011.

Excluding one-time charge of RMB60.6 million (US$9.5 million) on goodwill and intangible assets impairment, and share based compensation expenses, non-GAAP operating income was RMB6.6 million (US$1.0 million), compared to an operating loss of RMB4.3 million in the same quarter of fiscal 2011. Non-GAAP operating income for fiscal 2012 was RMB 2.9 million (US$0.5 million) as compared to an operating loss of RMB15.1 million in fiscal 2011.

Non-operating income

Interest income for the fourth quarter of fiscal 2012 was RMB0.5 million (US$0.07 million), compared to RMB0.3 million in the fourth quarter of fiscal 2011.Investment income for the fourth quarter of fiscal 2012 was RMB4.7 million (US$0.7 million), compared to RMB3.8 million in the fourth quarter of fiscal 2011. Other non-operating income for the fourth quarter of fiscal 2012was RMB0.7 million (US$0.1 million), compared to a loss of RMB26.2 million in the same period of fiscal 2011, which mainly included de-recognition of accumulative exchange reserve related to the discontinued electronic learning products business.

Interest income for fiscal 2012 was RMB1.4 million (US$0.2 million), compared to RMB1.9 million in fiscal 2011. Investment income for fiscal 2012 was RMB17.9 million (US$2.8 million), compared to RMB11.0 million in fiscal 2011. Other non-operating income for fiscal 2012 was RMB4.1 million (US$0.6 million), compared to an other non-operating loss of RMB1.2 million in fiscal 2011.

Income tax expenses

Income tax expenses for the fourth quarter of fiscal 2012 were RMB5.5 million (US$0.9 million), compared to RMB2.5 million for the same period in fiscal 2011. Income tax expenses for fiscal 2012 were RMB10.5 million (US$1.6 million), compared to RMB6.2 million in fiscal 2011.

Net loss

Net loss for the fourth quarter of fiscal 2012 was RMB54.2 million (US$8.5 million), compared to a net loss ofRMB38.7 million in the same period of fiscal 2011. Basic and diluted loss per share was RMB1.57 (US$0.25), compared to basic and diluted loss per share of RMB1.11 in the fourth quarter of fiscal 2011.

Net loss for fiscal 2012 was RMB47.9 million (US$7.5 million), compared to a net loss of RMB25.5 million in fiscal 2011. Basic and diluted loss per share was RMB1.47 (US$0.23), compared to a basic and diluted loss per share of RMB0.78.

Net income excluding intangible assets and goodwill impairment and share-based compensation expenses (non-GAAP) for the fourth quarter of fiscal 2012 was RMB6.9 million (US$1.1 million), compared to a non-GAAP net loss of RMB33.3 million in the same period of fiscal 2011. Non-GAAP basic and diluted earnings per share for the fourth quarter of fiscal 2012 were RMB0.10 (US$0.02), compared to a non-GAAP basic and diluted loss per share of RMB0.97 in the fourth quarter of fiscal 2011.

Non-GAAP net income for fiscal 2012 was RMB15.4 million (US$2.4 million), compared to a non-GAAP net loss of RMB14.0 million. Non-GAAP basic and diluted earnings per share for fiscal 2012 were RMB0.26 (US$0.04), compared to a non-GAAP basic and diluted loss per share of RMB0.47.

Liquidity

Cash and cash equivalents, and short-term other investments totaled RMB522.1 million (US$82.2 million) on June 30, 2012, compared to RMB526.2 million on March 31, 2012. For the three months ended June 30, 2012, operating cash used in continuing operations was RMB2.3 million (US$0.4 million).

Deferred revenue

Deferred revenue related to tuition fees and franchising fees as of June 30, 2012 was RMB28.5 million (US$4.5 million). This compares to deferred revenue related to tuition fees and franchising fees of RMB44.5 million as of March 31, 2012. Deferred revenue primarily includes the tuition fees and franchising fees collected but has not yet recognized during the quarter. It will be recognized according to course and contract schedule.

Operating Updates

•	Total schools and kindergartens network was 52 at the end of the fiscal 2012, compared to 33 as of June 30, 2011.The network included:

•	34kindergartens

•	Two of the kindergartens were in the process of finalizing licenses and did not contribute to the revenue during the quarter

•	Seven of them are in a ramp up period

•	Three kindergartens, two to be operated by Yuanbo Education and one by Wentai Education. Two start to contribute revenue from October onwards

•	5 primary and secondary schools

•	One of them opened in first quarter of fiscal 2012remained in ramp up stage

•	13 directly owned supplemental training centers

•	Two unprofitable training centers were sold, therefore the number of students enrolled in supplemental training centers may temporarily be impacted as a result

•	Student enrollment totaled approximately 16,900, a year-over-year increase of about 33% due to the expansion of the network, and includes:

•	More than 9,100 for kindergartens

•	Approximately 4,000 for primary and secondary schools

•	Approximately 3,800 for directly owned supplemental training centers

Financial Outlook for the First Quarter of Fiscal 2013 and Full Fiscal 2013

Based on current estimates and market conditions, for the first quarter of fiscal 2013, Noah expects to generate net revenue in the range of RMB38 million (US$6.0 million) to RMB41 million (US$6.5 million). For the full fiscal 2013, the Company expects to generate revenue between RMB184 million (US$29.0 million) and RMB190 million (US$29.9 million). This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call

Noah’s senior management will host a conference call at 8:00 am (Eastern)/5:00 am (Pacific)/8:00 pm (Beijing) on Thursday, August 30, 2012 to discuss its fourth quarter and full fiscal year 2012 financial results and recent business activities. The conference call may be accessed by calling:

US	+1-718-354-1231
International (toll)	+65-6723-9381
China, Domestic mobile	800-819-0121
China, Domestic	400-620-8038
Hong Kong	+852-2475-0994

Please dial in 10 minutes before the scheduled starting time. An operator will answer your call and please use “Noah” as the verbal passcode to access the call. A replay of the conference call will be available from 11:00amUS Eastern Time on August 30, 2012until September 6, 2012 by dialing the following numbers:

US	+1-866-214-5335
International (toll)	+61-2-8235-5000
China North	10-80-0714-0386
China South	10-80-0140-0386
Hong Kong	800901596
Passcode	1433-9335

A live webcast and replay will be available on the investor relations page of Noah’s website at http://ir.noaheducation.com.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts in the statement of operations, balance sheet and cash flow statements have been translated into US dollars at the rate of RMB6.3530, the noon buying rate for US dollars in effect on June 30, 2012 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures

In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes goodwill and intangible assets impairment and non-cash share-based compensation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.

About Noah Education Holdings Ltd

Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, Little New Star, which provides English language training for children aged 3-12 in its directly owned and franchised training centers, and Yuanbo Education, which focuses on early childhood education services in the Yangtze Delta region. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.

Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com

Noah Education Holdings Ltd.

Consolidated Balance Sheet

	March 31 2012	June 30 2012
	Unaudited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	170,425,517	501,627,334	78,959,127
Investments	355,803,441	20,503,441	3,227,364
Accounts receivables, net of allowance of doubtful debts	1,041,545	750,854	118,189
Related party receivables	27,304	—	—
Inventories	5,473,177	5,451,811	858,147
Prepaid expenses and other current assets	20,487,327	19,798,366	3,116,381

Total current assets	553,258,311	548,131,806	86,279,208
Investments	10,649,956	10,929,427	1,720,357
Property, plant and equipment, net	188,229,079	184,477,616	29,037,874
Intangible assets, net	73,015,509	68,615,388	10,800,470
Goodwill	114,132,679	56,746,604	8,932,253
Call option	7,393,000	6,832,000	1,075,397
Deposit for property, plant and equipment	2,804,050	618,519	97,359
Deferred tax assets	398,968	298,831	47,038

Total assets	949,881,552	876,650,191	137,989,956

Liabilities and Shareholders’ Equity
Current liabilities
Accountants payable (including account payables of the consolidated VIEs without recourse to Noah of RMB1,876,464, RMB1,704,882 as of March 31, 2012 and June 30, 2012, respectively)	2,057,336	1,778,569	279,957
Other payables and accruals (including other payables, accruals of the consolidated VIEs without recourse to Noah of RMB15,355,145, RMB11,543,149as of March 31, 2012 and June 30, 2012, respectively)	37,215,062	27,925,392	4,395,623
Advances from customers (including advance from customer of the consolidated VIEs without recourse to Noah of RMB208,622, RMB427,071 as of March 31, 2012 and June 30, 2012 respectively)	213,678	431,748	67,960
Income tax payable (including income tax payables of the consolidated VIEs without recourse to Noah of RMB4,841,222, RMB7,031,865 as of March 31, 2012 and June 30, 2012, respectively)	10,176,340	14,217,785	2,237,964
Deferred revenue (including deferred revenues of the consolidated VIEs without recourse to Noah of RMB18,893,092, RMB12,875,343 as of March 31, 2012, and June 30, 2012 respectively)	43,143,663	27,960,672	4,401,176
Contingent Consideration	7,552,000	7,272,337	1,144,709

Total current liabilities	100,358,079	79,586,503	12,527,389
Non-current liabilities
Other liabilities – non current	—	1,102,801	173,588
Deferred revenues – non current	4,730,735	3,864,580	608,308
Deferred tax liabilities	7,753,565	7,635,921	1,201,939

Total non-current liabilities	12,484,300	12,603,302	1,983,835
Total liabilities	112,842,379	92,189,805	14,511,224

Shareholders’ Equity
Ordinary shares	14,848	14,843	2,336
Additional paid-in capital	1,046,492,325	1,046,863,605	164,782,560
Accumulated other comprehensive loss	(125,254,271)	(124,039,206)	(19,524,509)
Accumulated losses	(150,617,263)	(208,112,771)	(32,758,188)
Total shareholders’ equity	770,635,639	714,726,471	112,502,199
Minority interest	66,403,534	69,733,915	10,976,533
Total liabilities and shareholders’ equity	949,881,552	877,650,191	137,989,956

Noah Education Holdings Ltd.

Consolidated Statements of Operations

	Three months ended June 30			Twelve months ended June 30
	2011 (Unaudited)	2012 (Unaudited)		2011 (Unaudited)	2012 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD

Net revenue	29,573,879	46,670,533	7,346,220	93,474,859	163,022,321	25,660,683
Cost of revenue	(13,904,517)	(23,560,020)	(3,708,487)	(43,325,518)	(86,377,388)	(13,596,315)

Gross profit	15,669,362	23,110,513	3,637,733	50,149,341	76,644,933	12,064,368
Research & development expenses	(619,331)	(846,283)	(133,210)	(2,212,193)	(3,103,168)	(488,457)
Sales & marketing expenses	(1,155,773)	(1,582,924)	(249,162)	(3,979,909)	(6,096,483)	(959,623)
General and administrative expenses	(15,621,674)	(18,606,416)	(2,928,761)	(65,468,504)	(83,725,310)	(13,178,862)
Impairment loss on goodwill and intangible assets	—	(60,586,075)	(9,536,609)	—	(60,586,075)	(9,536,609)
Other expenses	(10,102,935)	(945,742)	(148,865)	(10,571,986)	(978,054)	(153,951)

Total operating expenses	(27,499,713)	(82,567,440)	(12,996,607)	(82,232,592)	(154,489,090)	(24,317,502)

Other operating income	2,211,990	5,007,503	788,211	5,512,172	17,387,851	2,736,951

Operating loss	(9,618,361)	(54,449,424)	(8,570,663)	(26,571,079)	(60,456,306)	(9,516,182)
Interest income	286,449	470,884	74,120	1,880,147	1,402,253	220,723
Finance cost	—	—	—	—	(349,143)	(54,957)
Investment income	3,848,783	4,671,575	735,334	11,022,226	17,873,646	2,813,418
Impairment loss on investment	(4,409,508)	—	—	(4,409,508)	—	—
Other Non-Operating income	(26,247,706)	689,887	108,592	(1,179,859)	4,089,146	643,656

Loss before income taxes	(36,140,343)	(48,617,078)	(7,652,617)	(19,258,073)	(37,440,404)	(5,893,342)
Income tax expenses	(2,534,539)	(5,548,052)	(873,296)	(6,219,458)	(10,480,402)	(1,649,678)

Net loss	(38,674,882)	(54,165,130)	(8,525,913)	(25,477,531)	(47,920,806)	(7,543,020)
Net loss from discontinued operations	(3,072,646)	—	—	(382,515,241)	—	—
less: Net income attributable to non-controlling interest	1,763,830	3,330,381	524,222	3,344,272	5,879,287	925,435

Net loss attributable to controlling interest	(43,511,358)	(57,495,511)	(9,050,135)	(411,337,044)	(53,800,093)	(8,468,455)

Net loss per share
Basic	(1.11)	(1.57)	(0.25)	(0.78)	(1.47)	(0.23)
Diluted	(1.11)	(1.57)	(0.25)	(0.78)	(1.47)	(0.23)

Weighted average ordinary shares outstanding
Basic	36,324,578	36,619,398	36,619,398	36,856,451	36,519,353	36,519,353
Diluted	36,559,316	36,688,122	36,688,122	37,091,473	36,588,077	36,588,077

Noah Education Holdings Ltd.

Reconciliation of Non-GAAP to GAAP

	Three months ended June 30					Twelve months ended June 30
	2011		2012			2011		2012
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev	RMB	% of Rev	RMB	USD	% of Rev
GAAP net revenue	29,573,879	100.0%	46,670,533	7,346,220	100.0%	93,474,859	100.0%	163,022,321	25,660,683	100.0%

GAAP gross profit	15,669,362	53.0%	23,110,513	3,637,733	49.5%	50,149,341	53.7%	76,644,933	12,064,368	47.0%
Share-based compensation	125,622	0.4%	0	0	0.0%	297,640	0.3%	0	0	0.0%

Non-GAAP gross profit	15,794,984	53.4%	23,110,513	3,637,733	49.5%	50,446,981	54.0%	76,644,933	12,064,368	47.0%

GAAP operating loss	(9,618,361)	-32.5%	(54,449,424)	(8,570,663)	-116.7%	(26,571,079)	-28.4%	(60,456,306)	(9,516,182)	-37.1%
Goodwill and intangible assets impairment	—	0.0%	60,586,075	9,536,609	129.8%	—	0.0%	60,586,075	9,536,609	37.2%
Share-based compensation	5,352,237	18.1%	480,169	75,581	1.0%	11,437,616	12.2%	2,760,006	434,441	1.7%

Non-GAAP operating income	(4,266,124)	-14.4%	6,616,820	1,041,527	14.2%	(15,133,463)	-16.2%	2,889,775	454,868	1.8%

GAAP net income	(38,674,882)	-130.8%	(54,165,130)	(8,525,913)	-116.1%	(25,477,531)	-27.3%	(47,920,806)	(7,543,020)	-29.4%
Goodwill and intangible assets impairment	—	0.0%	60,586,075	9,536,609	129.8%	—	0.0%	60,586,075	9,536,609	37.2%
Share-based compensation	5,352,237	18.1%	480,169	75,581	1.0%	11,437,616	12.2%	2,760,006	434,441	1.7%

Non-GAAP net income	(33,322,645)	-112.7%	6,901,114	1,086,277	14.8%	(14,039,915)	-15.0%	15,425,275	2,428,030	9.5%

GAAP net income (loss) per share
Basic	(1.11)		(1.57)	(0.25)		(0.78)		(1.47)	(0.23)
Diluted	(1.11)		(1.57)	(0.25)		(0.78)		(1.47)	(0.23)

Non-GAAP net income (loss) per share
Basic	(0.97)		0.10	0.02		(0.47)		0.26	0.04
Diluted	(0.97)		0.10	0.02		(0.47)		0.26	0.04

Note: This reconciliation is for illustration purpose to compare GAAP and Non-GAAP performance for the continuing operations

Noah Education Holdings Ltd.

Consolidated Statements of Cash Flow

	Three months ended June 30			Twelve months ended June 30
	2011 (Unaudited)	2012 (Unaudited)		2011 (Unaudited)	2012 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Cash flows from operating activities
Net loss	(38,674,882)	(54,165,130)	(8,525,913)	(25,477,531)	(47,920,806)	(7,543,020)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities
Amortization of intangible assets	1,256,677	1,200,121	188,906	4,590,181	4,703,847	740,414
Depreciation of property, plant and equipment	2,955,074	7,289,001	1,147,332	11,556,571	23,222,390	3,655,342
Allowance for doubtful debts (net)	—	583,753	91,886	—	583,753	91,886
Loss on disposal of property, plant and equipment	1,207,986	47,199	7,429	1,079,090	60,395	9,507
Impairment loss on goodwill and intangible assets	150,629	60,586,075	9,536,609	150,629	60,586,075	9,536,609
Share-based compensation expenses	5,352,237	480,169	75,581	11,437,616	2,760,006	434,441
Unrealized exchange difference	20,367,363	620,647	97,694	(2,755,118)	(2,283,919)	(359,502)
Unrealized gain on trading investment	—	—	—	(706,454)	—	—
Realized gain on trading investment	—	—	—	(358,377)	—	—
Impairment loss of Franklin B Share investment	3,727,642	227,696	35,841	4,409,508	809,271	127,384
Change in fair value of call option	—	561,000	88,305	—	1,081,000	170,156
Change in fair value of contingent payable	—	(279,663)	(44,021)	—	(407,808)	(64,191)
Others	6,529,992	—	—	430,421	—	—
Disposal of a subsidiary	—	(302,004)	(47,537)	—	(302,004)	(47,537)
Changes in operating assets & liabilities
Trading investments	—	—	—	6,558,010	—	—
Accounts receivable	997,324	(293,062)	(46,130)	2,184,074	333,400	52,479
Related party receivables	5,916,520	27,304	4,298	—	—	—
Inventories	(1,009,440)	(53,293)	(8,389)	(1,619,438)	671,497	105,698
Prepaid expenses and other current assets	—	540,926	85,145	5,324,173	41,379,706	6,513,412
Deferred tax assets	41,911	100,136	15,762	47,980	195,049	30,702
Accounts payable	(3,676,320)	(278,766)	(43,879)	(4,411,796)	(1,057,024)	(166,382)
Other payables and accruals	(15,502,376)	(7,389,424)	(1,163,139)	(27,549,631)	(10,344,433)	(1,628,275)
Advances from customers	(145,276)	218,070	34,326	(275,735)	204,232	32,147
Deferred revenue	(3,767,328)	(15,940,259)	(2,509,092)	750,753	6,186,267	973,755
Income tax payable	2,316,595	4,041,445	636,147	5,402,141	8,485,705	1,335,700
Deferred tax liabilities	95,753	(111,793)	(17,597)	(167,802)	(1,522,769)	(239,693)
Receipt from disposal of ELP	40,000,000	—	—	40,000,000	—	—

Operating cash from(used in) by continuing operations	28,140,081	(2,289,852)	(360,436)	30,599,265	87,423,830	13,761,032
Operating cash used in discontinued operation	(2,249,513)	—	—	(29,969,784)	—	—

Total operating cash flow	25,890,568	(2,289,852)	(360,436)	629,481	87,423,830	13,761,032

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(5,178,973)	(3,891,815)	(612,595)	(22,032,996)	(27,264,467)	(4,291,589)
Acquisition of intangible assets	(171,170)	—	—	(284,310)	—	—
Acquisition of Wentai	—	—	—	(4,380,923)	—	—
Acquisition of Yuanbo	—	—	—	—	(25,097,107)	(3,950,434)
Acquisition of LNS	—	—	—	(6,636,123)	—	—

Decrease/(increase) in prepayment for property, plant and equipment	—	2,185,531	344,016	—	124,724	19,632
Acquisition of WT Changsha Kindergartens	(25,000,000)	—	—	(25,000,000)	—	—
Disposal of subsidiary	—	(80,403)	(12,656)	—	(80,403)	(12,656)
Repayment of deposit for investment	6,000,000	—	—	4,200,000	—	—
Deposits for long-term investment	(4,000,000)	—	—	(4,000,000)	—	—
Decrease/(increase) in HTM investment	13,000,000	335,300,000	52,778,215	(44,000,000)	29,500,000	4,643,476
Decrease in short-term fixed deposits	(32,000,000)	—	—	28,000,000	32,000,000	5,036,990

Investing cash flow from (used in) continuing operations	(47,350,143)	333,513,313	52,496,980	(74,134,352)	9,182,747	1,445,419
Investing cash used in discontinued operations	—	—	—	(5,716,809)	—	—

Total investing cash flow	(47,350,143)	333,513,313	52,496,980	(79,851,161)	9,182,747	1,445,419

Cash flows from (used in) financing activities
Proceeds from issue of shares to employee	49	—	—	49	—	—
Proceeds from exercise of employee share options	28,464	—	—	386,457	1,572,428	247,510
Share repurchase	(586,043)	(108,894)	(17,141)	(18,404,847)	(254,511)	(40,062)
Dividend paid to non-controlling shareholders	—	—	—	(450,000)	(950,000)	(149,536)

Financing cash flow from (used in) continuing operations	(557,530)	(108,894)	(17,141)	(18,468,341)	367,917	57,912
Financing cash flow from discontinued operations	—	—	—	—	—	—

Total financing cash flow	(557,530)	(108,894)	(17,141)	(18,468,341)	367,917	57,912

Effect of exchange rate changes on cash and cash equivalents	(286,988)	87,250	13,734	(3,162,803)	(1,221,861)	(192,329)
Net increase (decrease) in cash and cash equivalents	(22,017,105)	331,114,567	52,119,403	(97,690,020)	96,974,494	15,264,363
Cash and cash equivalents at beginning of period	428,178,794	170,425,517	26,825,990	506,727,524	405,874,701	63,887,093
Cash and cash equivalents at end of period	405,874,701	501,627,334	78,959,127	405,874,701	501,627,334	78,959,127